UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2017

Commission File Number:  001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 16, 2017, Verona Pharma plc (the “Company”) issued a release notification system announcement in the United Kingdom (the “RNS”) disclosing the exercise by the underwriters of its global offering of American Depositary Shares and ordinary shares of their over-allotment option to purchase additional American Depositary Shares of the Company.

The RNS is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: May 18, 2017	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, Ph.D.
		Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Release Notification System Announcement of Verona Pharma plc, dated May 16, 2017

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